EXHIBIT 99.2



Telkom SA Limited
   (Registration Number 1991/005476/06)
   ISIN ZAE000044897
   JSE and NYSE Share Code TKG
   ("Telkom")

Telkom SA Limited's proposed changes to employee retrenchment process

Telkom SA Limited's proposed changes to employee retrenchment process In 2004, Telkom SA Limited ("Telkom") communicated its three-year strategic human capital planning objectives to its recognised unions and other key stakeholders. These objectives included the reduction of its fixed-line employee headcount through company interventions by 4,181 employees (excluding natural attrition) over the three-year period ending March 31, 2007. As at December 31, 2004, the company had achieved 1,278 employee reductions, 31% of the 4,181 target, resulting in 29,970 employees (excluding subsidiaries).

Telkom remains committed to its strategic human capital planning process which ensures that Telkom has the requisite level of skills and that these skills are matched to the company's evolving needs. The introduction of new systems and technologies will result in more efficient business processes, requiring fewer employee resources. Further as competition intensifies and market share losses accelerate the company will have to adapt its business resources in order to remain competitive. The company remains committed to its objective of reducing operating expenses to ensure its ability to grow operating profits in a more competitive market place.

To date the company has followed a targeted approach to its employee reduction programmes with the offer and acceptance of voluntary packages being limited to the affected business areas. Telkom remains cognisant of organised labour's concern over the level of continued headcount reductions and the resultant impact on employee morale. As a result Telkom is proposing the following changes to its approach to its company initiated employee reductions in order to minimise the level of retrenchments required, but still achieve the same financial objectives:

    o The introduction of a company-wide voluntary separation programme with enhanced packaged being offered until March 31, 2005; and

    o   The withdrawal of leave encashment effective from April 1, 2005.

If the recognised unions agree to the above proposed changes and the company's targets are achieved, the company will agree to commit to no further retrenchments in the 12-month period ended March 31, 2006.

On January 31, 2005, an agreement was reach with the Alliance of Telkom unions
(ATU), which includes Solidarity and South African Communications Union (SACU). The company has requested the Communications Workers Union (CWU) to table their formal response to the offer by 12:00 Thursday, Febrauary 3, 2005.

Johannesburg
1 February 2005